THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

CONVERTIBLE PROMISSORY NOTE

Series 2020-CF

$ $[AMOUNT] Date [EFFECTIVE DATE]

For value received **Crowd Diligence Inc.**, a Delaware corporation (the "Company"), promises to pay to the undersigned investor (the "Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (this "Note") the principal amount set forth above, together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below.

This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the website of the funding portal WeFunder Portal LLC (collectively, the "Investors"). Investors who are among the first to purchase the Crowdfunding Notes in the aggregate amount of $100,000.00 are known hereinafter as the "Early Investors".

1. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of five percent (5%) per annum or the maximum rate permissible by law, whichever is less, and calculated on the basis of a 365-day year for the actual number of days elapsed.

2. Maturity. The outstanding principal amount of the Note and all accrued interest, unless previously paid or converted as provided herein, shall be due and payable on the date that is two (2) years from the date of this Note (the "Maturity Date"). Upon the Maturity Date, at the option of the investors holding a majority of the outstanding principal amount of all then-outstanding Crowdfunding Notes (the "***Majority Investors***") (i) the entire principal amount and

accrued interest of this Note shall be converted into Equity Securities (as defined below) at a conversion price equal to the quotient of the Early Investor Valuation Cap or the Valuation Cap (as each term is defined below), as applicable, divided by the Fully-Diluted Capital Stock (as defined below); or (ii) the entire principal amount and accrued interest of this Note shall be repaid to the Investor.

3. Conversion.

(a) If the Investor is an Early Investor, the entire principal amount and accrued interest of this Note shall be automatically converted into shares of the same class of the Company's stock ("Equity Securities") as those issued in the Company's next equity financing in a single transaction or a series of related transactions yielding gross proceeds to the Company of at least $400,000.00 in the aggregate (excluding the conversion of the Crowdfunding Notes) (the "Qualified Financing"), at a conversion price equal to the lesser of (i) 80% of the price per share paid by cash investors in the Qualified Financing (i.e., at a 20% discount to the price of such shares), or (ii) the quotient of (x) a pre-money value for the Company equal to $3,500,000 (the "Early Investor Valuation Cap"), divided by (y) the number of the Company's fully-diluted capital stock immediately before the closing of the Qualified Financing (the "Fully-Diluted Capital Stock").

(b) If the Investor is not an Early Investor, the entire principal amount and accrued interest of this Note shall be automatically converted into Equity Securities in the Qualified Financing at a conversion price equal to the lessor of (i) 80% of the price per share paid by cash investors in the Qualified Financing (i.e., at a 20% discount to the price of such shares), or (ii) the quotient of (x) a pre-money value for the Company equal to $4,000,000.00 (the "Valuation Cap"), divided by (y) the Fully-Diluted Capital Stock.

(c) If, after aggregation, the conversion of this Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of stock into which this Note has converted by such fraction.

(d) Notwithstanding any provision of this Note to the contrary, in the event that the Company consummates a Change of Control (as defined below) prior to the conversion or repayment in full of this Note, then, at the option of the Majority Investors, in full satisfaction of the Company's obligations under this Note, (i) the Company shall pay to the Investor a cash payment equal to the outstanding principal amount and unpaid accrued interest of this Note, or (ii) this Note had been converted into Equity Securities pursuant to Section 3(a) above immediately prior to the closing of such Change of Control.

(e) For purposes of this Note:

(i) "Change of Control" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the unit holders of the Company immediately prior to such consolidation, merger or reorganization,

continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Change of Control shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the consent of the Majority Investors.

5. Company Representations. The Company represents and warrants that:

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of its organization, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this Note is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This Note constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its certificate of incorporation; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this Note do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this Note, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Equity Securities issuable hereunder.

(e) The Company shall, prior to the conversion of this Note, reserve from its authorized but unissued shares for issuance and delivery upon the conversion of this Note, such

number of shares as necessary to effect the conversion contemplated by this Note, and, from time to time, will take all steps necessary to amend its certificate of incorporation to provide sufficient authorized numbers of shares issuable upon the conversion of this Note. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f) The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g) The Company has, or will shortly after the issuance of this Note, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to this Note.

(h) The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

6. Investor Representations. The Investor represents and warrants that:

(a) The Investor has full legal capacity, power and authority to execute and deliver this Note and to perform its obligations hereunder. This Note constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this Note and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this Note nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this Note for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Equity Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d) The Investor acknowledges, and is purchasing this Note in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this Note, the Investor is not relying on the advice or recommendations of the Company, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) The Investor understands and acknowledges that as a Note investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this Note and the Equity Securities.

(h) The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of this Note and the Equity Securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. The Investor hereby represents and agrees that if the Investor's country of residence or other circumstances change such that the above representations are no longer accurate, the Investor will immediately notify Company. The Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in this Note or the Equity Securities to a party subject to U.S. or other applicable sanctions.

(i) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in this Note and the Equity Securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in this Note; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in this Note and the Equity Securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this Note (and the Investor's beneficial interest therein) and the Equity Securities.

(j) If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Investor of this Note is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or limited liability company operating agreement, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the purchase price of this Note.

(k) The Investor further acknowledges that it has read, understood, and had ample opportunity to ask the Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l) The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a TOTAL LOSS of all capital invested, and that the Investor is prepared to bear the risk of such total loss.

7. Default. If there shall be any Event of Default hereunder, the Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. The occurrence of any one or more of the following shall constitute an "Event of Default", provided, however that the Majority Investors may waive any Event of Default set forth hereunder:

(a) The Company fails to pay when due any amount payable by it hereunder and such failure continues uncured for a period of ten (10) business days;

(b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for a period of ten (10) business days;

(c) The Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing;

(d) An involuntary petition is filed against the Company (unless such petition is dismissed or discharged within 60 days under any bankruptcy statute now or hereafter in effect) or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company; or

(e) Any representation or warranty made by the Company under the Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within thirty (30) days of the earlier of the Company being becoming aware of this issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the State of Delaware, as applied to agreements among Delaware residents, made and to be performed entirely within the State of Delaware, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Crowdfunding Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Crowdfunding Notes and does not have sufficient funds to repay all the Crowdfunding Notes in full, payment shall be made to the Investors of the Crowdfunding Notes on a *pro rata* basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and the Majority Investors.

12. Assignment. This Note may be transferred only upon its surrender to the Company for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Thereupon, this Note shall be reissued to, and registered in the name of, the transferee, or a new Note for like principal amount and interest shall be issued to, and registered in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Cancellation. Upon the payment and/or conversion of the entire principal amount and accrued interest of this Note in accordance with the terms herein, this Note shall be cancelled.

14. Jury Waiver. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM

(WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS NOTE OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENT, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS CONVERTIBLE NOTE. IN THE EVENT OF LITIGATION, THIS NOTE MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

15. Electronic Signature. Each party may sign this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

IN WITNESS WHEREOF, the parties hereto have signed this Convertible Promissory Note as of the date first set forth.

[Signature page below]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Investment Amount: $[AMOUNT]

COMPANY:

Crowd Diligence, Inc

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

Investor Signature

By: ______________________________

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[ ] Not Accredited